SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                          For the month of August, 2006

                     CHINA PETROLEUM & CHEMICAL CORPORATION
                             A6, Huixindong Street,
                        Chaoyang District Beijing, 100029
                           People's Republic of China
                              Tel: (8610) 6499-0060

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
         Form 20-F   __X__          Form 40-F _____

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
          Yes ____                   No  __X__

         (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.)
         N/A

This Form 6-K consists of:

The share reform announcement of China Petroleum & Chemical Corporation (the "Registrant"), made by the Registrant in English on August 25, 2006.

                               [GRAPHIC OMITTED]
 (a joint stock limited company incorporated in the People's Republic of China)
                                (Stock Code: 386)


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                           Share Reform Announcement
                      (Overseas Regulatory Announcement)


--------------------------------------------------------------------------------
On behalf of the holders of the Non-circulating Shares, the Company announces a share reform proposal offered by the holders of the Non-circulating Shares to holders of A Shares in exchange for their consent to the conversion of the Company's Non-circulating Shares to circulating A Shares. The holders of the Non-circulating Shares proposes to offer 2.8 shares to each A Shareholder for every 10 A Shares they held on the Record Date. The holders of the Non-circulating Shares have no plan to propose similar arrangement to the holders of H shares of the Company.

The announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.
--------------------------------------------------------------------------------


The Board of Directors (the "Board") of China Petroleum & Chemical Corporation (the "Company") announces that, as requested and authorised by the holders of the non-circulating shares of the Company (the "Non-circulating Shareholders"), a notice was issued on the date of this announcement to the holders of the Company's RMB-denominated ordinary shares issued within the territory of the People's Republic of China (the "PRC") (the "Domestic Shareholders") convening a Domestic Shareholders' meeting to be held on 25 September 2006 (the "Domestic Shareholders' Meeting") for the purpose of seeking the approval of the Domestic Shareholders on the proposal for converting all the Company's unlisted and Non-circulating Shares ("Non-circulating Shares") to listed and circulating A shares ("A Shares") (the "Share Reform Proposal"). The holders of the Non-circulating Shares have no plan to propose similar arrangement to the holders of H shares of the Company.

The following is a summary of the Share Reform Proposal. Details of the Share Reform Proposal and other relevant documents required under the rules of the Shanghai Stock Exchange are posted on the website of the SEE at www.sse.com.cn.

I.  Important Notes

    1. The Non-circulating Shares of the Company comprise of State-owned shares and State-owned legal persons shares. The Share Reform Proposal relating to such non-circulating shares is subject to the approval by the relevant State-owned assets supervision and administration authorities.

    2. As the Share Reform Proposal aims at resolving the issues regarding the balance of interest among the Company's shareholders in the A shares market, the Share Reform Proposal will be determined by the Company's shareholders in the A share market accordingly.

    3. The Share Reform Proposal of the Company shall only become effective upon the approval of shareholders who participate in the voting at the relevant shareholders' general meeting holding at least two thirds of the voting rights and the approval of the Non-circulating Shareholders who participate in the voting at the relevant shareholders' general meeting holding at least two thirds of the voting rights.

    4. There will not be any changes in the company's assets, liabilities, shareholders' interest, total issued shares, net profits, etc. as a result of the implementation of the Share Reform Proposal.

    5. As at the date of this announcement, 255.1 million shares of the 586.76 million Non-circulating Shares of Guo Tai Jun An Corp. ("Guotai Junan Securities") have been pledged, 38.23 million shares are subject of lock-up while the remaining 293.38 million shares have not been pledged, or are not subject to and lock-up or otherwise affected which may hinder its payment of consideration to A Shares' shareholders. According to the Share Reform Proposal of the Company, this portion of shares will be sufficient to pay the consideration. However, should all the abovementioned shares held by Guotai Junan Securities are pledged or subject to lock-up on the date of implementation and registration of the Share Reform Proposal, there will be a risk that it will not be able to pay the consideration.

    6. All the costs and expenses arising from the Share Reform Proposal will be borne by the Non-circulating Shareholders of the Company.

Any decisions made or opinions given by the China Securities Regulatory Commission and any Stock Exchanges do not represent any recommendation or assurance to the implementation of the Share Reform Proposal, the value of the shares of the Company or the interests of and judgement made by the investors. Any announcements to the contrary shall all be false representations.

II. Share Reform Proposal

    1. As consideration for all Non-circulating Shareholders to acquire trading rights of the shares, each Non-circulating Shareholder will receive from the Company an aggregate of 2.8 shares for every ten (10) A Shares held by such A shareholder whose name appears on the register upon the close of business on the Record Date for the Share Reform Proposal. Upon settlement of the consideration, the Non-circulating Shares held by Non-circulating Shareholders of the Company will become tradable and listed.

    2. Non-circulating Shareholders shall strictly comply with the relevant laws, rules and regulations and perform the relevant statutory obligations.

III. Undertakings by Holders of Non-tradable Shares

    1. Each Non-circulating Shareholder undertakes to bear the costs and expenses arising from the implementation of the Share Reform Proposal.

    2. Undertakings in relation to lock-up period by the Non-circulating
       Shareholders: the Non-circulating Shares will not be listed for trading within twelve months from the listing date of Non-circulating Shares (the "Lock-up Period"). Upon expiry of the Lock-up Period, China Petrochemical Corporation ("Sinopec Group Company") may dispose of the original Non-circulating Shares through on-market trading on the Shanghai Stock Exchange. Any such disposal shall be less than 5% of all shares of the Company in issue within twelve months following the Lock-up Period and less than 10 % of all shares of the Company in issue within twenty-four months following the Lock-up Period.

    3. Sinopec Group Company has entered into Equity Transfer Agreements with China Cinda Asset Management Corporation ("Cinda"), China Orient Asset Management Corporation ("Orient") and China Development Bank ("CDB") respectively, and the equity transfer is in the process of approval. Sinopec Group Company undertakes that should the equity transfer is not completed prior to the implementation date of the Share Reform Scheme, Sinopec Group Company will nonetheless pay the consideration shares which are to be paid by Cinda, Orient and CDB, respectively, under the Share Reform Proposal.

    4. Sinopec Group Company undertakes that if there is any restriction to the payment of the consideration shares by Guotai Junan Securities prior to the implementation date of the Share Reform Scheme, Sinopec Group Company will prepay the relevant consideration shares for Guotai Junan Securities with a right of recourse.

IV. Changes of Shareholdings

    If the scheme set out in the Share Reform Proposal is approved, the number and proportion of the shares held by the original Non-circulating Shareholders and tradable A shareholders of the Company will be changed. However, the total share capital of the Company will not change.

V.  Share Capital Structure after the Share Reform Proposal

    According to the share capital structure as at 30 June 2006, the share capital structure of the Company before and after the implementation of the Share Reform Proposal will be as follows:

-------------------------------------------------------------------------------------------------------------------
              Before implementation of the                              After implementation of the
                  Share Reform Proposal                                    Share Reform Proposal
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  Types of shares             Number         Percentage of     Types of shares         Number         Percentage of
                            of shares         shareholding                           of shares         shareholding
                         (ten thousands)          (%)                             (ten thousands)          (%)
-------------------------------------------------------------------------------------------------------------------
1. Non-circulating Shares                                 1. Circulating A Shares with lock-up
-------------------------------------------------------------------------------------------------------------------
Domestic shares            6,653,519.1           76.74%   Domestic shares           6,575,804.4             75.84%
-------------------------------------------------------------------------------------------------------------------
State-owned legal             58,676.0            0.68%   State-owned legal            57,990.7              0.67%
  person shares                                             person shares
-------------------------------------------------------------------------------------------------------------------
Aggregate of               6,712,195.1           77.42%   Aggregate of              6,633,795.1             76.51%
  Non-circulating                                         circulating shares
  shares                                                  with lock-up.
-------------------------------------------------------------------------------------------------------------------
2. Listed and circulating shares                          2. Circulating shares without lock-up
-------------------------------------------------------------------------------------------------------------------
A Shares                     280,000.0            3.23%   A Shares                    358,400.0              4.13%
-------------------------------------------------------------------------------------------------------------------
H Shares                   1,678,048.8           19.35%   H Shares                  1,678,048.8             19.35%
-------------------------------------------------------------------------------------------------------------------
Aggregate of               1,958,048.8           22.58%   Aggregate of              2,036,448.8             23.49%
listed and                                                circulating
circulating shares                                        shares     without
                                                          lock-up
-------------------------------------------------------------------------------------------------------------------
3. Total                   8,670,243.9          100.00%   3. Total                  8,670,243.9            100.00%
-------------------------------------------------------------------------------------------------------------------

VI. Timetable of This Relevant Shareholders' General Meeting

    1. Share Registration Date of the Domestic Shareholders' Meeting ("Record Date"): 14 September 2006

    2. Date for holding the Domestic Shareholders' Meeting: 25 September 2006

    3. Time for internet voting for the Domestic Shareholder' Meeting:
       9:30-11:30, 13:00-15:00 of 21 September 2006 to 25 September 2006

VII. Suspension and Resumption Arrangements

    1. The Board has applied for the A Shares of the Company to be suspended as of 21 August 2006. The Share Reform Proposal will be published on 28 August 2006.

    2. The Board will announce the status and outcome of the discussions and agreement among the Non-circulation Shareholders and A Shares shareholders on 6 September 2006. The Company will apply for the resumption of trading of A Shares on 7 September 2006.

    3. If the Board fails to announce an agreed Share Reform Proposal on 6 September 2006, unless a waiver is granted by Shanghai Stock Exchange, the Company will publish an announcement cancelling the Domestic Shareholders' Meeting and apply for the resumption of trading of the A Shares on the following date of the announcement.

    4. The Board will apply for the suspension A Shares the day following the Shareholding Registration Date of the Domestic Shareholders' Meeting up to the end of the required procedures for the Share Reform Proposals.

                                     For and on behalf of the Board of Directors
                                        China Petroleum & Chemical Corporation
                                                       Chen Ge
                                         Secretary to the Board of Directors

Beijing, PRC, 25 August 2006

As at the date of this announcement, the executive directors of Sinopec Corp. are Messrs. Wang Tianpu, Zhang Jianhua, Wang Zhigang, Dai Houliang; the non-executive directors are Messrs. Chen Tonghai, Zhou Yuan, Fan Yifei and Yao Zhongmin; the independent non-executive directors are Messrs. Shi Wanpeng, Liu Zhongli and Li Deshui.

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


                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        China Petroleum & Chemical Corporation


                                                               By: /s/ Chen Ge
                                                                   -----------

                                                                 Name: Chen Ge

                                    Title: Secretary to the Board of Directors


Date: August 28, 2006